UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission file number 0-12602
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
A MESSAGE FROM THE PRESIDENT
CONSOLIDATED NET SALES BY GEOGRAPHIC AREA
PROFIT RATIO
PRODUCTION BY COUNTRY
NET INCOME PER SHARE
CASH DIVIDEND PER SHARE
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
OPERATING SEGMENT INFORMATION
CONDITION OF SHAREHOLDERS AND SHARES
CORPORATE DATA
INFORMATION ON SHARES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
/s/	Masahiko Goto

Masahiko Goto President and Representative Director

Date: November 24, 2006

Makita Corporation

The 95th Semiannual Report
for the six months
ended September 30, 2006
(U.S. GAAP Financial Information)

(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”

semiannual report originally issued in Japanese language

for the benefit and information of shareholders

of the Company’s common stock)

A MESSAGE FROM THE PRESIDENT

We are pleased to present the results for Makita’s 95th interim period, ended September 30, 2006.

■	Consolidated net sales reached a record high for two consecutive terms.

     Regarding consolidated results of operations for the interim period under review, net sales rose 23.7% over the same period of the previous year, to 131,891 million yen. Sales in Japan rose 14.5% to 22,927 million yen compared with the same period of the previous year, as a result of the added sales from the air tools related business which Makita acquired in January of this year. Meanwhile, overseas sales posted a 25.8% increase to 108,964 million yen due primarily to the introduction of new products in response to the market needs, enhanced sales activities, expansion of emerging markets including the Eastern European and Russian markets, as well as the foreign exchange market that transitioned toward depreciation of the yen. As a result, overseas sales accounted for 82.6% of net sales for the period. Examining overseas sales by individual region, sales in Europe were up 35.3%, to 56,558 million yen, while sales in North America expanded 18.7%, to 24,513 million yen. Sales in Asia rose 15.4%, to 9,776 million yen, and sales in other regions increased 15.4%, to 18,117 million yen.

     With regard to earnings, operating income amounted to 21,387 million yen (ratio of operating income to net sales; 16.2%), down 17.4% from the same period of the previous year, income before income taxes amounted to 21,796 million yen (ratio of income before income taxes to net sales; 16.5%), down 17.8% and net income for the interim period amounted to 15,390 million yen (ratio of net income to net sales; 11.7%), down 40.4%. These decreases from the same period of the previous year were mainly due to a special factor of a gain from the sale of the Company’s golf course management subsidiary following the completion of the civil rehabilitation proceedings in May 2005. The gain of transfer of its ownership interests in the subsidiary resulted in approximately 8.5 billion yen in operating income and 11.9 billion yen in net income for the interim period of 2005.

■	Issues to Be Addressed

     As to our opinions on what lies ahead, while the domestic economy is expected to stay on a gradual recovery path, the price of raw materials does not allow for optimism. The outlook for the environment in which the company does business is somewhat opaque, considering the worldwide trend toward rising interest rates as well as some concerns over the outlook for both the American and the Asian economy.

     In light of this outlook, Makita will be striving to further improve its results by aggressively addressing such tasks as the continuous introduction of new products that will lead the industry, further improvement in the productivity of its Chinese factories, a smooth startup of the Romanian factory, which is Makita’s new production base, improvement in brand equity in the U.S., enhancement of the air tool category, etc.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

■	The Interim Dividends of 19 Yen Per Share

     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. For the interim period under review, Makita will pay a dividend of 19 yen per share of the same amount as the interim period of 2005, as announced in April 2006.

     Based on its dividend policy, Makita’s Board of Directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2007. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.

     We look forward to the continuing support and cooperation of our shareholders.

November 2006

Masahiko Goto President and Representative Director

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Yen (millions)
	For the six months ended	For the six months ended	For the six months ended	Rate of	For the
	September 30,	September 30,	September 30,	change	year ended
	2004	2005	2006	(%)	March 31, 2006
Net sales	97,430	106,649	131,891	23.7	229,075
Operating income	19,464	25,897	21,387	(17.4)	45,778
Operating income to net sales ratio (%)	20.0	24.3	16.2		20.0
Income before income taxes	20,238	26,504	21,796	(17.8)	49,143
Net income	12,953	25,807	15,390	(40.4)	40,411
Net income to net sales ratio (%)	13.3	24.2	11.7		17.6

	As of September 30,	As of September 30,	As of September 30,	Rate of change	As of
	2004	2005	2006	(%)	March 31, 2006
Shareholders’ equity	211,721	245,579	279,374	13.8	266,584
Total assets	291,842	298,978	340,176	13.8	326,038
Shareholders’ equity ratio to total assets (%)	72.5	82.1	82.1		81.8

	For the six months	For the six months	For the six months	Rate of	For the
	ended September 30,	ended September 30,	ended September 30,	change	year ended
	2004	2005	2006	(%)	March 31, 2006
Capital expenditures	2,071	4,856	4,873	0.4	11,383
Depreciation and amortization	2,664	2,658	3,715	39.8	5,922
R&D cost	2,222	2,345	2,605	11.1	4,826
Employees (Jobs)	8,598	8,557	9,077	6.1	8,629
Average number of shares outstanding (Shares)	143,874,488	143,757,513	143,709,479		143,736,927
Net income per share (Yen)	90.0	179.5	107.1	(40.3)	281.2
Cash dividend per share (Yen)	11.0	19.0	19.0		57.0

Notes:
1.	Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.
2.	In principle, amounts of less than 1 million yen have been rounded.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONSOLIDATED NET SALES BY GEOGRAPHIC AREA

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2004	2005	30, 2005	2006	30, 2006
Japan	19.0	20.4	20.0	21.6	22.9
North America	19.7	18.8	20.6	27.0	24.5
Europe	36.4	38.8	41.8	48.7	56.6
Asia	9.3	7.0	8.5	8.5	9.8
Other regions	13.0	12.3	15.7	16.6	18.1

Total	97.4	97.3	106.6	122.4	131.9

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.

PROFIT RATIO

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2004	2005	30, 2005	2006	30, 2006
Operating income to net sales ratio	20.0	12.3	24.3	16.2	16.2
Net income to net sales ratio	13.3	9.4	24.2	11.9	11.7

PRODUCTION BY COUNTRY

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2004	2005	30, 2005	2006	30, 2006
Japan	2.22	1.63	2.03	2.15	2.43
U.S.A.	0.66	0.51	0.54	0.52	0.44
U.K	0.61	0.68	0.71	0.66	0.80
China	3.13	3.26	3.28	3.29	4.53
Other	0.42	0.45	0.48	0.55	0.54

Total	7.04	6.53	7.04	7.17	8.74

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

SHAREHOLDERS’ EQUITY PER SHARE

	Yen
	As of
	September	March 31,	September	March 31,	September
	30, 2004	2005	30, 2005	2006	30, 2006
Shareholders’ equity per share	1,472	1,528	1,709	1,855	1,944

NET INCOME PER SHARE

	Yen
	For the year ended	For the year ended	For the year ending
	March 31, 2005	March 31, 2006	March 31, 2007
Net income per share for the interim period	90.0	179.5	107.1
Net income per share for the year	153.9	281.2	-

CASH DIVIDEND PER SHARE

	Yen
	For the year ended	For the year ended	For the year ending
	March 31, 2005	March 31, 2006	March 31, 2007
Cash dividend per share for the interim period	11	19	19
Total cash dividend per share for the year	47	57	-

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	September 30, 2006	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,054	35,302	(3,752)
Time deposits	1,845	4,987	3,142
Marketable securities	47,773	52,693	4,920
Trade receivables-
Notes	1,936	2,666	730
Accounts	46,074	46,969	895
Less- Allowance for doubtful receivables	(1,016)	(1,038)	(22)
Inventories	79,821	88,700	8,879
Deferred income taxes	3,661	3,967	306
Prepaid expenses and other current assets	8,621	8,572	(49)

Total current assets	227,769	242,818	15,049

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,737	16,733	(1,004)
Buildings and improvements	55,470	55,508	38
Machinery and equipment	74,501	74,109	(392)
Construction in progress	2,340	3,030	690

	150,048	149,380	(668)
Less- Accumulated depreciation	(90,845)	(89,803)	1,042

	59,203	59,577	374

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	28,008	(2,431)
Deferred income taxes	698	559	(139)
Other assets	7,929	9,214	1,285

	39,066	37,781	(1,285)

	326,038	340,176	14,138

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of	Increase
	March 31, 2006	September 30, 2006	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,728	3,396	1,668
Trade notes and accounts payable	13,908	14,672	764
Accrued payroll	8,224	8,333	109
Accrued expenses and other	15,224	14,394	(830)
Income taxes payable	6,701	7,515	814
Deferred income taxes	176	129	(47)

Total current liabilities	45,961	48,439	2,478

LONG-TERM LIABILITIES:
Long-term indebtedness	104	100	(4)
Accrued retirement and termination allowances	2,901	3,264	363
Deferred income taxes	7,923	6,233	(1,690)
Other liabilities	930	1,015	85

	11,858	10,612	(1,246)

MINORITY INTERESTS	1,635	1,751	116

COMMITMENTS AND CONTINGENT LIABILITIES	-	-	-

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	-
Additional paid-in capital	45,437	45,437	-
Legal reserve and retained earnings	192,255	202,184	9,929
Accumulated other comprehensive income	5,345	8,223	2,878
Treasury stock, at cost	(258)	(275)	(17)

	266,584	279,374	12,790

	326,038	340,176	14,138

Note:	Consolidated subsidiaries: 45 subsidiaries as of March 31, 2006 and September 30, 2006

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,	Increase
	2005	2006	(Decrease)
			(Amount)	(%)

NET SALES	106,649	131,891	25,242	23.7
Cost of sales	61,554	77,343	15,789	25.7

GROSS PROFIT	45,095	54,548	9,453	21.0
Selling, general, administrative and other expenses	19,198	33,161	13,963	72.7

OPERATING INCOME	25,897	21,387	(4,510)	(17.4)

OTHER INCOME (EXPENSES) :
Interest and dividend income	548	569	21	3.8
Interest expense	(233)	(163)	70	(30.0)
Exchange gains (losses) on foreign currency transactions, net	4	(193)	(197)	-
Realized gains on securities, net	360	311	(49)	(13.6)
Other, net	(72)	(115)	(43)	59.7

Total	607	409	(198)	(32.6)

INCOME BEFORE INCOME TAXES	26,504	21,796	(4,708)	(17.8)

PROVISION FOR INCOME TAXES:
Current	6,419	7,230	811	12.6
Deferred	(5,722)	(824)	4,898	(85.6)

Total	697	6,406	5,709	819.1

NET INCOME	25,807	15,390	(10,417)	(40.4)

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	25,807	15,390
Adjustments to reconcile net income to net cash provided by operating activities-	(16,458)	(1,971)
Depreciation and amortization	2,658	3,715
Deferred income taxes	(5,722)	(824)
Realized gains on securities, net	(360)	(311)
Losses (gains) on disposals or sales of property, plant and equipment	(8,598)	464
Impairment of long-lived assets	-	1,131
Changes in assets and liabilities-
Trade receivables	14	(325)
Inventories	(5,581)	(6,365)
Trade notes and accounts payables and accrued expenses	1,192	359
Income taxes payable	220	100
Accrued retirement and termination benefits	(270)	(911)
Other, net	(11)	996

Net cash provided by operating activities	9,349	13,419

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,856)	(4,873)
Purchases of available-for-sale securities	(13,297)	(14,046)
Purchases of held-to-maturity securities	(1,799)	(200)
Proceeds from sales and maturities of available-for-sale securities	21,742	8,108
Proceeds from maturities of held-to-maturity securities	-	1,100
Proceeds from sales of property, plant and equipment	800	60
Decrease (increase) in time deposits	3,959	(3,046)
Cash paid for acquisition of business	-	(649)
Other, net	(373)	(657)

Net cash provided by (used in) investing activities	6,176	(14,203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	(2,687)	1,609
Repayment of long-term indebtedness	(150)	-
Repayment of club members’ deposits	(6,375)	-
Purchases and sales of treasury stock, net	(117)	(17)
Cash dividends paid	(5,176)	(5,461)
Other, net	(35)	(109)

Net cash used in financing activities	(14,540)	(3,978)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(76)	1,010

NET CHANGE IN CASH AND CASH EQUIVALENTS	909	(3,752)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	25,384	39,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	26,293	35,302

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

OPERATING SEGMENT INFORMATION

Six months ended September 30, 2005

	Yen (millions)
			North				Corporate and	Consoli-
	Japan	Europe	America	Asia	Other	Total	eliminations	dated
Sales:
(1) External customers	25,874	42,218	20,798	4,197	13,562	106,649	-	106,649
(2) Intersegment	25,208	3,433	1,589	19,601	96	49,927	(49,927)	-

Total	51,082	45,651	22,387	23,798	13,658	156,576	(49,927)	106,649

Operating expenses	35,779	39,791	21,818	20,775	12,171	130,334	(49,582)	80,752
Operating income	15,303	5,860	569	3,023	1,487	26,242	(345)	25,897
Identifiable assets	231,482	75,882	36,077	35,887	20,020	399,348	(100,370)	298,978

Six months ended September 30, 2006

	Yen (millions)
			North				Corporate and	Consoli-
	Japan	Europe	America	Asia	Other	Total	eliminations	dated
Sales:
(1) External customers	30,497	57,050	24,386	4,864	15,094	131,891	-	131,891
(2) Intersegment	30,883	2,763	2,704	32,482	88	68,920	(68,920)	-

Total	61,380	59,813	27,090	37,346	15,182	200,811	(68,920)	131,891

Operating expenses	53,462	52,062	26,001	31,975	13,457	176,957	(66,453)	110,504
Operating income	7,918	7,751	1,089	5,371	1,725	23,854	(2,467)	21,387
Identifiable assets	247,919	94,315	42,314	45,929	23,975	454,452	(114,276)	340,176

Note:	Segment information is determined by the location of the Company and its consolidated subsidiaries.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CONDITION OF SHAREHOLDERS AND SHARES

(As of September 30, 2006)

Total number of shares authorized	496,000,000 shares

Total number of shares outstanding	144,008,760 shares

Number of shareholders	12,094 (248 reduction compared with as of March 31, 2006)

10 largest shareholders

Name of shareholder	Number of shares held
	Units (thousand)%
Japan Trustee Services Bank, Ltd. (Trust account)	11,504	7.99
The Master Trust Bank of Japan, Ltd. (Trust account)	8,413	5.84
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,213	3.62
Northern Trust Company (AVFC) Sub-account American Client	4,750	3.30
The Chase Manhattan Bank, N.A. London	4,518	3.14
Makita Cooperation Companies’ Investment Association	3,885	2.70
Nippon Life Insurance Company	3,713	2.58
Maruwa Co., Ltd.	3,209	2.23
Sumitomo Mitsui Banking Corporation	2,900	2.01
Hero & Co.	2,579	1.79

Total	50,685	35.20

Note:	Hero & Co. is the nominal holder of the shares of The Bank of New York, the trustee bank for the Company’s American Depositary Shares.

Distribution of share-ownership

Class of shareholder	Number of shares held
	Units	%
Financial institutions and securities firms	55,602,215	38.6
Japanese individuals and other	25,745,660	17.9
Foreign investors	44,771,443	31.1
Other Japanese business corporations	17,587,923	12.2
Treasury stock	301,519	0.2

Class of shareholder	Number of shareholders
	Units	%
Financial institutions and securities firms	148	1.2
Japanese individuals and other	11,214	92.7
Foreign investors	373	3.1
Other Japanese business corporations	358	3.0
Treasury stock	1	0.0

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

Price per share and volume of shares traded on The Tokyo Stock Exchange

	2006
	April	May	June	July	August	September
High (yen)	3,720	3,830	3,670	3,830	3,730	3,600
Low (yen)	3,290	3,260	2,995	3,460	3,380	3,210
Volume (thousand shares)	6,959	15,568	20,614	12,138	14,437	11,083

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2006 were as follows:
	The highest price per share:	3,830 yen marked on May 11 and July 10, 2006
	The lowest price per share:	2,995 yen marked on June 14, 2006
	Total volume of shares traded:	80,798 thousand shares

Basic policy regarding profit distribution

     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

CORPORATE DATA

(As of September 30, 2006)

Makita Corporation

3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.co.jp/global/

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,206 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, air tools, garden tools and household tools

Number of consolidated subsidiaries	45 (Domestic 3, Overseas 42)

Plants	Three in Japan, seven outside of Japan (two in China, and one each in the United States, Canada, Brazil, the United Kingdom, and Germany), and under construction of a new plant in Romania

Employees	9,077 (consolidated)
3,007 (non-consolidated)

Board of Directors
President and Representative Director	Masahiko Goto

Managing Director	Masami Tsuruta	(General Manager of Domestic Sales Marketing Headquarters)

Directors	Yasuhiko Kanzaki	(General Manager of International Sales Headquarters:
Europe Area)

	Kenichiro Nakai	(General Manager of Administration Headquarters)

	Tadayoshi Torii	(General Manager of Production Headquarters)

	Tomoyasu Kato	(General Manager of Development and Engineering Headquarters)

	Kazuya Nakamura	(General Manager of International Sales Headquarters:
Asia and Oceania Area)

	Masahiro Yamaguchi	(General Manager of Purchasing Headquarters)

	Shiro Hori	(General Manager of International Sales Headquarters:
America Area and International Administration)

	Tadashi Asanuma	(Assistant General Manager of Domestic Sales Marketing Headquarters)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Zenji Mashiko	(Assistant General Manager of Domestic Sales Marketing Headquarters)

Outside Director	Motohiko Yokoyama	(Vice President and Representative Director of JTEKT Corporation)
Board of Statutory Auditors
Standing Statutory Auditor	Akio Kondo

Hiromichi Murase

Statutory Auditor	Keiichi Usui	(Outside Auditor)

	Shoichi Hase	(Outside Auditor, Patent Attorney)

Independent Registered Public Accounting Firm
KPMG AZSA & Co.

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language

INFORMATION ON SHARES

(As of September 30, 2006)

Fiscal period	From April 1 to March 31 of each year

Ordinary general meeting of shareholders	June of each year

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividend for the second half
March 31 of each year

2) Cash dividend for the interim period
September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited
Nagoya Branch Office
15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan
Website: http://www.chuomitsui.co.jp/person/p_06.html

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited
Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic Tokyo and Nagoya stock exchanges (stock code: 6586)
Overseas American Depositary Receipts: The Nasdaq Global Select Market

English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese language